Cumberland Resourses Ltd

Listed on the Toronto Stock Exchange:CBD

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.goldmin.com

Email:      cumberland@telus.net

News Release 02-19

November 19, 2002

$6.5 MILLION FINANCING ARRANGED

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the "Company") is pleased to announce that, subject to regulatory approval, the Company has arranged a brokered private placement with Dundee Securities Corporation and Canaccord Capital Corporation of up to 2.5 million flow-through common shares at a price of $2.60 per flow-through common share for aggregate gross proceeds of up to $6,500,000.

The agents will receive a 6.0% cash commission on the gross proceeds raised under the offering, together with broker warrants entitling the agents to purchase such number of common shares of the Company equal to 8% of the number of flow-through common shares sold under the offering at a price of $2.60 per common share.  The broker's warrants will expire 12 months from the closing of the offering, expected to be on or about December 3, 2002.

The net proceeds from the offering will be used primarily for further exploration on the Company's Meadowbank Gold Project and other eligible Canadian resource properties.

Cumberland Resources Ltd. is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank Project to production.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried).

For further information, please contact  Mr. Kerry Curtis, Interim President and CEO, Senior Vice President.

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

Interim President and CEO

Not for distribution to United States News Wire Services or for dissemination in the United States.

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the Corporation's control which may cause actual results, performance or achievements of the Corporation to be materially different from the results, performance or expectations implied by these forward looking statements.